UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Teekay Corporation
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

Y8564W 10 3
(CUSIP Number)

Cora Lee Starzomski
Belvedere Building, 4th Floor
69 Pitts Bay Road
Hamilton HM 08, Bermuda
Tel: (441) 400-7716
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.  Y8564W 10 3

1	NAMES OF REPORTING PERSONS Resolute Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,261,780
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,261,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,261,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%(1)
14	TYPE OF REPORTING PERSON CO

(1) Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of approximately 70.5 million. This number has been calculated by subtracting (a) 300,000, the number of shares to be repurchased by Teekay Corporation in the transaction described in (ii) under Item 5 below, from (b) 70.8 million, the number of outstanding shares reported by Teekay Corporation in its Report on Form 6-K for the quarterly period ended September 30, 2013, furnished to the United States Securities and Exchange Commission on November 26, 2013.

CUSIP No. Y8564W 10 3

1	NAMES OF REPORTING PERSONS Path Spirit Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,261,780
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,261,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,261,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%(2)
14	TYPE OF REPORTING PERSON OO

(2) Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of approximately 70.5 million. This number has been calculated by subtracting (a) 300,000, the number of shares to be repurchased by Teekay Corporation in the transaction described in (ii) under Item 5 below, from (b) 70.8 million, the number of outstanding shares reported by Teekay Corporation in its Report on Form 6-K for the quarterly period ended September 30, 2013, furnished to the United States Securities and Exchange Commission on November 26, 2013.

Item 1. Security and Issuer.

This Amendment No. 6 to Schedule 13D amends Amendment No. 5, filed on November 14, 2011, Amendment No. 4, filed on August 29, 2011, Amendment No. 3, filed on February 22, 2010, Amendment No. 2, filed on April 2, 2008, Amendment No. 1, filed on March 31, 2005, and Schedule 13D filed on December 26, 2002, and relates to shares of the common stock, $0.001 par value per share, of Teekay Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (the “Issuer”), with principal executive offices at Belvedere Building, 4th Floor, 69 Pitts Bay Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background.

This Amendment No. 6 to Schedule 13D relates to, and is filed on behalf of, the following reporting persons:

●	Resolute Investments, Ltd., a Bermudian exempt company (“Resolute”), with its principal office at Belvedere Building, 4th Floor, 69 Pitts Bay Road, Hamilton HM 08, Bermuda; and

●	Path Spirit Limited, an English company limited by guarantee (“Path”), with its principal office at 10 Norwich Street, London, EC4A 1BD, United Kingdom.

Resolute, which was formed for the purpose of holding the Issuer’s securities acquired from its previous beneficial owners, Cirrus Trust and JTK Trust, is wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust (the “Trust”) and is wholly owned by the Trust. The Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at 2 Reid Street, Hamilton HM11, Bermuda. The trustee of the Trust is Kattegat Private Trustees (Bermuda) Limited (the “Trustee”), a Bermudian trust company with its principal offices at 2 Reid Street, Hamilton HM11, Bermuda. Path is the trust protector for the Trust. The Trustee is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of the Trustee.

Resolute is managed by Thomas K.Y. Hsu, a Director and its President, Cora Lee Starzomski, a Director and its Treasurer and Finance Officer, and Peter Antturi, a Director and its Vice President.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjaergaard and Arthur Coady.

In the past five years, none of Resolute, Kattegat Limited, the Trust, the Trustee, the Lund Purpose Trust or Path, nor any of the directors and executive officers named above, has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is also a director of the Issuer. Mr. Hsu is a citizen of the United Kingdom.

Cora Lee Starzomski’s business address is Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda. Ms. Starzomski is a managing director of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Peter Antturi’s business address is Suite 470-1090 Homer Street, Vancouver, B.C. V6B 2W9 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address is Suite 470-1090 Homer Street, Vancouver, B.C. V6B 2W9 Canada. Mr. Antturi is a citizen of Canada.

Axel Karlshoej is the Chairman and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Rd, Olivehurst, CA, USA, 95961. Mr. Karlshoej is also a director of the Issuer. Mr. Karlshoej is a citizen of Denmark.

Arthur F. Coady’s business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Coady is employed by Concord Equity Inc., an investment and holding company, whose address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Coady is a citizen of Canada.

Svend Erik Kjaergaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjaergaard is the president of Melgaard Farm, a leading producer of pork in Denmark. Mr. Kjaergaard is a citizen of Denmark.

Item 3. Source and Amount of Funds or Other Consideration.

Information regarding previous acquisitions of the Issuer’s securities by Resolute is as previously disclosed in Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.

Item 4. Purpose of Transaction.

Resolute acquired the Issuer’s common stock for investment purposes. On December 2, 2013, Resolute entered into agreements to sell an aggregate of 6,000,000 shares of common stock of the Issuer pursuant to the transactions described in Item 5 below.

The reporting persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The reporting persons, however, continuously evaluate their investment in the Issuer and may engage in discussions with the Issuer’s management and board of directors and other relevant parties concerning the business, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Issuer’s board of directors, price levels of the shares of the Issuer’s common stock, other investment opportunities available to the reporting persons, conditions in the securities market and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, the purchase or disposition of additional shares of the Issuer’s common stock and/or otherwise changing their intention with respect to any of the matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

On December 2, 2013, Resolute entered into a Common Stock Purchase Agreement with MTP Energy Fund Ltd, MTP Energy Opportunities Fund LLC, Magnetar Capital Master Fund, Ltd, Blackwell Partners LLC, Compass Offshore HTV PCC Limited, Compass HTV LLC, Magnetar Global Event Driven Master Fund Ltd, Magnetar Constellation Fund II, Ltd, Magnetar Constellation Master Fund, Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, Triangle Peak Partners II, LP, William V. Morgan, Fayez S. Sarofim, Sarofim International Management Company, Andrew L. Atterbury, Whetstone Capital, LP, Sterling Holdings, LLC, Seis Holdings LLC, Richard D. Kinder, Kayne Anderson Energy Total Return Fund, Inc., Kayne Anderson Midstream/Energy Fund, Inc., Goldman Sachs MLP Income Opportunities Fund, Goldman Sachs MLP Energy Infrastructure Fund, Brenner West Capital Master Fund, Ltd., Brenner West Capital Partners, LP, Highline A Master Fund, L.L.C., Highline B Master Fund, L.L.C., Highline Capital Master, L.P., Highline Capital Partners, L.P., Highline Capital Partners QP, LP, New Mountain Vantage LO, L.P., New Mountain Vantage, L.P., New Mountain Vantage (California), L.P., New Mountain Vantage (California) II, L.P. and New Mountain Vantage Holdco Ltd. (the “Purchasers”) and a Common Stock Repurchase Agreement with the Issuer. Pursuant to these agreements, which are subject to customary closing conditions, Resolute will sell (i) an aggregate of 5,700,000 shares of common stock of the Issuer to the Purchasers and (ii) 300,000 shares of common stock of the Issuer to the Issuer, in each case at a price of $40 per share.

After giving effect to these transactions (and treating the 300,000 shares to be sold to the Issuer as no longer outstanding), Resolute will be the beneficial owner and have shared voting and dispositive power with respect to 25,261,780 shares of common stock of the Issuer, representing approximately 35.8% of the Issuer’s outstanding common stock. As the ultimate controlling person of Resolute, Path is joining in this Schedule 13D as a reporting person. However, the filing of this Schedule 13D shall not be construed as an admission that Path is, for any purpose, the beneficial owner of any of such shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Common Stock Purchase Agreement, Resolute entered into a lock-up agreement with the Purchasers pursuant to which Resolute agreed, subject to certain exceptions, not to dispose of any shares of common stock of the Issuer for the period commencing on the date of the Common Stock Purchase Agreement and ending on the date that is 270 days after the date of the Common Stock Purchase Agreement.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the reporting persons with respect to the securities of the Issuer. None of the subject securities have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

Item 7. Materials to Be Filed as Exhibits.

Joint Filing Agreement, dated as of December 3, 2013, between the reporting persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 3, 2013

RESOLUTE INVESTMENTS, LTD.

By:	/s/ Cora Lee Starzomski
Name: Cora Lee Starzomski
Title: Director, Treasurer and Finance Officer

PATH SPIRIT LIMITED

By:	/s/ Arthur F. Coady
Name: Arthur F. Coady
Title: Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of December 3, 2013, between Resolute Investments, Ltd. and Path Spirit Limited